07005086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 2 2007 210 WASH, D.C. MAIL PROCESSING SECTION

SEC FILE NUMBER
8- 65281

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advisors Unlimited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

456 West O'Brien Drive, Suite 103
(No. and Street)

Hagatna, GU 96910
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Florence P. Martinez (671) 477-2848
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

Dhonson Plaza, Suite B, 740 South Marine Corp Dr, Tamuning, GU 96913
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 8 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Florence P. Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advisors Unlimited, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President
Title

Notary Public

NANCY G.V. REYES
NOTARY PUBLIC
In and For Guam, U.S.A.
My Commission Expires: June 03, 2007
P.O. Box 8282 Tamuning, Guam 96931

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

ADVISORS UNLIMITED

YEARS ENDED DECEMBER 31, 2006 AND 2005

Dhonson Plaza, Suite B
790 South Marine Corps Drive
Tamuning, Guam 96913

ADVISORS UNLIMITED

Financial Statements and Other Financial Information
Years ended December 31, 2006 and 2005

Contents

Accountants and Management Consultants

Grant Thornton

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Advisors Unlimited

We have audited the accompanying balance sheets of Advisors Unlimited as of December 31, 2006 and 2005, and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of Advisors Unlimited's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of Advisors Unlimited referred to above present fairly, in all material respects, the financial position of Advisors Unlimited as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Grant Thornton, LLP
Guam and Micronesia

Dhonson Plaza, Suite B
790 South Marine Corps Drive
Tamuning, Guam 96913
Tel: (671) 649-3807/00
Fax: (671) 649-3890

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of computation of net capital, aggregate indebtedness, basic net capital requirement, net capital reconciliation with Focus Report, changes in ownership equity, and communication of reportable conditions to the Board of Directors as of and for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the National Association of Securities Dealers. The supplemental schedules are the responsibility of Advisors Unlimited's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects to the basic financial statements taken a whole.

Grant Thornton, LLP

GRANT THORNTON, LLP

Tamuning, Guam USA

February 16, 2007

ADVISORS UNLIMITED

Balance Sheets
December 31, 2006 and 2005

ASSETS	2006	2005
Current Assets:		
Cash and cash equivalents	$ 17,623	$ 14,042
Accounts receivable, net of allowance for doubtful accounts of $0 in 2006 and $1,000 in 2005	23,800	20,744
Prepaid expenses	2,414	1,783
Total Current Assets	43,837	36,569
Property and equipment, net of accumulated depreciation	4,449	4,226
Total Assets	$ 48,286	$ 40,795

LIABILITIES AND STOCKHOLDERS' EQUITY	2006	2005
Current Liabilities:		
Accounts payable	$ -	$ 5,080
Gross Receipts Tax Payable	1,056	1,061
Income Tax Payable	2,649	326
Total Current Liabilities	3,705	6,467
Stockholders' Equity:		
Common stock, $1 par value, 100,000 shares authorized, 20,000 shares issued and outstanding	20,000	20,000
Additional paid-in capital	5,000	5,000
Retained earnings	19,581	9,328
Total Stockholders' Equity	44,581	34,328
Total Liabilities and Stockholders' Equity	$ 48,286	$ 40,795

See accompanying notes to financial statements and auditors' report.

ADVISORS UNLIMITED

Statements of Income and Retained Earnings
Years ended December 31, 2006 and 2005

	2006	2005
Revenue:		
Advisory fees	$ 95,546	$ 80,910
Commissions	75,941	78,162
Total revenues	171,487	159,072
Operating Expenses:		
Commissions	102,806	92,764
Rent	12,480	12,480
Office expenses	6,508	5,837
Legal and professional fees	5,900	3,945
Wages	5,817	14,786
Utilities	5,268	4,643
Licenses, fees, and sundry taxes	4,615	8,422
Entertainment and Meals	2,278	1,375
Insurance	1,742	3,455
Maintenance and repairs	1,646	2,002
Dues and Subscriptions	1,510	715
Depreciation and amortization	1,320	1,875
Advertising and promotion	479	409
Equipment rental	-	277
Other	216	166
Total operating expenses	152,585	153,150
Net income before income taxes	18,902	5,922
Income tax benefit (expense)	(2,649)	(859)
Net income	16,253	5,063
Retained earnings at beginning of year	9,328	4,265
Dividends paid	(6,000)	-
Retained earnings at end of year	$ 19,581	$ 9,328

See accompanying notes to financial statements and auditors' report.

ADVISORS UNLIMITED

Statements of Cash Flows
Years ended December 31, 2006 and 2005

	2006	2005
Cash flows provided by (used in) operating activities:		
Net income	$ 16,253	$ 5,063
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	1,320	1,875
(Increase) decrease in assets:		
Accounts receivable	(3,056)	(2,019)
Prepaid expenses	(631)	372
Deferred income tax	-	533
Increase (decrease) in liabilities:		
Accounts payable	(5,080)	(12,204)
Gross Receipts Taxes Payable	(5)	141
Income Taxes Payable	2,323	326
Net cash provided by (used in) operating activities	11,124	(5,913)
Cash flows used by investing activities:		
Asset purchases	(1,543)	(3,497)
Net cash used by investing activities	(1,543)	(3,497)
Cash flows used by financing activities:		
Dividends paid	(6,000)	-
Net cash used by financing activities	(6,000)	-
Net increase (decrease) in cash	3,581	(9,410)
Cash at beginning of year	14,042	23,452
Cash at end of year	$ 17,623	$ 14,042

See accompanying notes to financial statements and auditors' report.

1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Advisors Unlimited was incorporated under the laws of Guam on November 15, 2000. The Corporation's primary purpose is to conduct business as a general brokerage and financial advising firm.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purposes of the balance sheet and the statement of cash flows, cash is defined as cash on hand, money market accounts, and on deposit with banks.

Advisors Unlimited had approximately $17,623 and $14,042 of deposits insured through the Federal Deposit Insurance Corporation (FDIC) as of December 31, 2006 and 2005, respectively.

Accounts Receivable

Accounts receivable primarily represent management and consulting fees due for financial and investment advisory services.

Revenue recognition

Revenue, which consists of management and consulting fees for financial and investment advisory services, is recognized as it is performed.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. In prior years, depreciation of property and equipment, and amortization of leasehold improvements, which is included in depreciation expense, is based on an accelerated method over the estimated useful lives of respective assets. In 2006 and 2005, depreciation and amortization is based on the straight line method.

1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Income Taxes

Income taxes represent taxes recognized under laws of the Government of Guam which generally conform to U.S. tax laws.

A reconciliation between income tax expense at the Guam statutory rate and the effective income tax rates is summarized as follows:

	2006		2005	
Statutory Guam income tax rate	15.00	%	15.00	%
Depreciation, accelerated for tax purposes	0.18		(1.41)	
Other	(0.92)		1.85	
Effective tax rate	14.26	%	15.44	%

Advertising

Website advertisement fees and media advertisement, such as newspaper and magazines, are expensed as they are incurred. Advertising expenses amounted to $479 and $409 in 2006 and 2005, respectively.

2) PROPERTY AND EQUIPMENT

A summary of property and equipment as of December 31, 2006 and 2005 follows:

	2006	2005
Furniture and equipment	$ 18,693	$ 17,150
Leasehold improvements	721	721
	19,414	17,871
Less accumulated depreciation	(14,965)	(13,645)
	$ 4,449	$ 4,226

3) SIGNIFICANT REVENUE SOURCE

Three multinational brokerage firms account for 61.4% and 63.1% of the Corporation's revenues for the years ended December 31, 2006 and 2005, respectively.

4) COMMITMENTS

Future annual rental commitments under a non-cancelable operating lease at December 31, 2006 are as follows:

Year ending December 31,	
2007	$ 12,480

Rent expense was $12,480 in 2006 and 2005.

ADVISORS UNLIMITED

Computation of Net Capital
December 31, 2006

Total ownership equity qualified for net capital	$	44,581
Deductions and/or charges:		
Nonallowable assets from statement of financial condition		(28,188)
Net capital before haircuts on securities positions		16,393
Haircuts on securities		-
Net capital	$	16,393

ADVISORS UNLIMITED

Computation of Aggregate Indebtedness
December 31, 2006

Total aggregate indebtedness	$	3,705
Net capital	$	16,393
Percentage of aggregate indebtedness to net capital		23%

ADVISORS UNLIMITED

Computation of Basic Net Capital Requirement
December 31, 2006

Minimum net capital required	$	247
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		5,000
Net capital requirement	$	5,000
Net capital		16,393
Excess net capital	$	11,393
Excess net capital at 1000%:		
Net capital		16,393
Less: 10% of aggregate indebtedness		371
Excess net capital at 1000%	$	16,022

ADVISORS UNLIMITED

Computation of Net Capital
Reconciliation with Focus Report Form X-17A-5
December 31, 2006

	Per Audit	Per Focus Report	Difference
Total ownership equity qualified for net capital	$ 44,581	$ 44,761	$ (180)
Deductions and/or charges:			
Nonallowable assets from statement of financial condition	(28,188)	(29,319)	1,131
Net capital before haircuts on securities positions	16,393	15,442	951
Haircuts on securities	-	-	-
Net capital	$ 16,393	$ 15,442	$ 951

The difference in reported ownership equity qualified for net capital is the net effect of audit adjustments which were not reflected in the Focus Report at the time of preparation.

The difference in nonallowable assets from the statement of financial condition is the net effect of audit adjustments and allowable assets which were not included in the Focus Report at the time of preparation.

ADVISORS UNLIMITED

Statement of Changes in Ownership Equity
December 31, 2006

Beginning Balance	January 1, 2006	$	34,328
Net Income			16,253
Dividends paid			(6,000)
Ending Balance	December 31, 2006	$	44,581

Grant Thornton

February 16, 2007

The Board of Directors
Advisors Unlimited

Ladies and Gentlemen:

In planning and performing our audit of the financial statements of Advisors Unlimited for the years ended December 31, 2006 and 2005, on which we have issued our report dated February 16, 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. We noted no matters involving the internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements.

This report is intended solely for the information and use of the Board of Directors, management, NASD, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Grant Thornton, LLP

GRANT THORNTON, LLP

Tamuning, Guam USA

END